UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-
16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2022

Commission File Number: 001-40374

Onion Global Limited

(Exact Name of Registrant as Specified in Its Charter)

No. 309 3-05 Huangpu Avenue Zhong

Tianhe District, Guangzhou City

Guangdong Province

People’s Republic of China
(+86) 020-38262863

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Onion Global Limited

	By:	/s/ Cong (Kenny) Li
Name: Cong (Kenny) Li
Title: Chief Executive Officer and Director

Date: June 27, 2022

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release titled “Onion Global Filed 2021 Annual Report on Form 20-F”